FAIRFAX News Release
Stock Symbol: FFH (TSX and NYSE)
TORONTO, July 27, 2006
SECOND QUARTER EARNINGS, COMMUTATION OF
SWISS RE COVER AND RESTATEMENT
(Note: All dollar amounts in this press release are expressed in U.S. dollars.)
Fairfax Financial Holdings Limited (TSX and NYSE:FFH) announced today its second quarter earnings, an upcoming commutation of its Swiss Re Cover and a decision to effect a restatement.
Second Quarter Earnings
Because of the restatement discussed later in this announcement, the second quarter and first six months of 2006 financial information being announced at this time is limited to the information below, which is unaudited and has been prepared in accordance with Canadian GAAP. The first quarter financial information comprised in the first six months financial information reflects relevant adjustments relating to the proposed restatement.
Fairfax had net earnings of $223.6 million in the second quarter of 2006 and $421.7 million in the first six months of 2006. Highlights were as follows:
•	The combined ratios of the company’s insurance and reinsurance operations for the second quarter and the first six months of 2006 were 100.4 % and 97.8% respectively on a consolidated basis, and as follows on an individual company basis: Northbridge — 112.1% and 101.7% respectively, Crum & Forster — 99.8% and 99.1% respectively, and OdysseyRe — 95.6% and 95.5% respectively. The consolidated and Northbridge combined ratios reflect a $64.5 million increase in the second quarter in Commonwealth’s reserves for 2005 hurricane losses.

•	Underwriting profit (loss) at the company’s insurance and reinsurance operations for the second quarter and the first six months of 2006 was $(4.2) million and $47.8 million respectively, in both cases reflecting the above-noted $64.5 million increase in the second quarter in Commonwealth’s reserves for 2005 hurricane losses.

•	The company’s runoff and other operations had pre-tax income of $7.2 million and $25.8 million for the second quarter and the first six months of 2006 respectively, including in those numbers pre-tax profit of $9.1 million and $31.5 million for those periods respectively at Group Re and net realized gains (including net realized gains at Group Re) of $31.0 million and $48.6 million for those periods respectively.

•	Total interest and dividends were $184.8 million and $334.0 million in the second quarter and the first six months of 2006 respectively.

•	Net realized gains on investments were $434.8 million in the second quarter, derived in large part from the sale of Asian equities, and $724.4 million in the first six months of 2006.

•	The company had $506.8 million of cash, short term investments and marketable securities at the holding company level at June 30, 2006, after reducing holding company borrowings by $89.9 million during the first six months of 2006.

•	At June 30, 2006, cash and investments were $15.8 billion, and the pre-tax unrealized loss on portfolio investments was $215.6 million (consisting of an unrealized loss on bonds of $490.2 million and an unrealized gain on equities and other of $274.6 million).

•	At June 30, 2006, reinsurance recoverables were $7,158.9 million, including $555.2 million of recoverables on paid losses.

•	At June 30, 2006, the portion of the company’s future income tax asset related to capitalized operating losses of its U.S. consolidated tax group had been reduced to $150.7 million.

•	At June 30, 2006, long term debt consisted of $1,293.9 million of holding company borrowings and $957.1 million of subsidiary company borrowings.
Following is a summary of Fairfax’s unaudited financial results for the second quarter and the first six months of 2006:

	THREE MONTHS ENDED	SIX MONTHS ENDED
	JUNE 30, 2006	JUNE 30, 2006
	($ millions)
Total revenue	1,929.8	3,644.4
Earnings before income taxes and non-controlling interests	491.1	887.6
Net earnings	223.6	421.7
Combined ratios were as follows for the second quarter and the first six months of 2006 (Northbridge and consolidated combined ratios reflect the above-noted $64.5 million increase in the second quarter in Commonwealth’s reserves for 2005 hurricane losses):

		THREE MONTHS ENDED	SIX MONTHS ENDED
		JUNE 30, 2006	JUNE 30, 2006
Insurance	— Canada (Northbridge)	112.1%	101.7%
	— U.S.	99.8%	99.1%
	— Asia (Fairfax Asia)	99.3%	97.5%
Reinsurance (OdysseyRe)		95.6%	95.5%
Consolidated		100.4%	97.8%

Commutation of Swiss Re Cover
Fairfax is exercising its right to commute its existing $1 billion corporate insurance cover ultimately reinsured with a Swiss Re subsidiary (the Swiss Re Cover), as it has determined that based on projected payout patterns, the Swiss Re Cover no longer provides it with a commercial or economic advantage. At the time of commutation, expected to occur in early August 2006, Fairfax would also terminate its $450 million letter of credit facility effectively secured by the assets held in trust derived from the premiums on the Swiss Re Cover and the interest thereon.
By virtue of the commutation, the approximately $585 million of funds withheld in trust under the Swiss Re Cover would be paid to Fairfax’s wholly-owned Irish reinsurance subsidiary, nSpire Re Limited. nSpire Re would use approximately $450 million of those funds to secure or settle the $450 million of its reinsurance obligations to other Fairfax subsidiaries currently secured by letters of credit issued under the letter of credit facility.
After the commutation, based upon European runoff’s currently projected plans and absent unplanned adverse developments, it is expected that European runoff will not require any cash from Fairfax for at least the remainder of 2006 and 2007. After that time period, the amount of cash support required will depend on a number of factors including investment income, expense reductions, development of reserves and timing of claim payments, but based on current projections, it is expected that annual cash support required from Fairfax will not be significant in relation to holding company cash.
The Swiss Re Cover commutation and the termination of the letter of credit facility would result in the elimination at European runoff of the approximately $40 million annual interest requirement on the funds withheld under the Swiss Re Cover and of various expenses related to the Swiss Re Cover and the letter of credit facility.
Under Canadian GAAP, the accounting effect of the proposed commutation would be a non-cash pre-tax loss of approximately $415 million, while the net after-tax effect, given that the commutation loss would be realized in a low-tax jurisdiction, would be a loss of approximately $397 million.
Under US GAAP, the accounting effect of the proposed commutation would be a non-cash pre-tax loss of approximately $16 million and a net after-tax gain of approximately $2 million.
Restatement
During its review of the accounting implications of the above-announced commutation of the Swiss Re Cover, management identified various non-cash accounting errors arising primarily in 2001 and prior.
At the end of 2001, Fairfax converted its consolidation process to a new consolidation accounting system which provided increased sophistication and control processes to deal with Fairfax’s growth in size and international scope. Management previously believed that a consolidation journal entry related to the Swiss Re Cover was correct. However, when management began calculating the accounting impact of the commutation of the Swiss Re Cover, it determined that this historical consolidation journal entry did not eliminate and was instead associated with other erroneous non-cash accounting matters arising, as noted above, primarily in 2001 and prior.
Upon the recommendation of management, the Audit Committee of Fairfax’s Board of Directors decided today to restate Fairfax’s financial statements for prior periods affected. Accordingly, although the restated amounts have not been finalized, Fairfax estimates that the impact of the restatement will be a decrease in shareholders’

equity as at March 31, 2006 in an estimated range of $175 to $190 million (comprised in part of a reduction in the currency translation account and in part a reduction in retained earnings) related to the matters described in the preceding paragraph and, since all previously unrecorded errors, regardless of materiality, are included in a restatement, an estimated approximate $50 million related to previously unrecorded differences existing at March 31, 2006. These figures represent Fairfax’s best current estimates of the effects of the restatement. Fairfax will also include in the restatement corrections of certain unrelated errors of an immaterial nature and corrections of certain previously recorded unrelated entries into the periods in which they occurred.
Fairfax believes that its current accounting system and internal controls appropriately address the former problem discovered, as described above, in the consolidation process. As part of the restatement process, Fairfax will assess the impact of this former problem on its control assessment under section 404 of the Sarbanes-Oxley Act.
Prem Watsa, Fairfax’s Chief Executive Officer said, “The restatement will not impact Fairfax’s cash flows or the fundamental strength of our business, as our operating and investment performance continues to be strong. Our cash at the holding company continues to be over $500 million, the regulatory capital at our operating subsidiaries remains strong and, with the commutation of the Swiss Re Cover, we do not expect to have any cash costs at the holding company to fund European runoff through 2007. That said, we take very seriously our obligation to provide accurate financial results, and our management team, having identified the 2001 and prior reconciliation differences, acted diligently to quantify the differences and disclose our findings.”
The above financial information regarding the restatement is preliminary and unaudited. As Fairfax continues its review and restatement process, it may identify additional accounting issues which may, individually or in the aggregate, result in material adjustments to, or restatements of, its financial statements for prior periods beyond those described above.
Until this restatement is completed, Fairfax’s previously published annual and interim financial statements should not be relied upon. Fairfax anticipates that the restatement will be completed by the end of August 2006.
Fairfax Financial Holdings Limited is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance, investment management and insurance claims management.

For further information contact: Greg Taylor, Chief Financial Officer, at (416) 367-4941
     Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net income if the reserves of our subsidiaries (including reserves for asbestos, environmental and other latent claims) are insufficient; underwriting losses on the risks our subsidiaries insure that are higher or lower than expected; the lowering or loss of one of our subsidiaries’ financial or claims paying ability ratings; an inability to realize our investment objectives; exposure to credit risk in the event our subsidiaries’ reinsurers or insureds fail to make payments; a decrease in the level of demand for our subsidiaries’ products, or increased competition; an inability to obtain reinsurance coverage at reasonable prices or on terms that adequately protect our subsidiaries; an inability to obtain required levels of capital; an inability to access cash of our subsidiaries; risks associated with requests for information from the Securities and Exchange Commission; risks associated with current government investigations of, and class action litigation related to, insurance industry practice or any other conduct; the passage of new legislation; and the failure to realize future income tax assets. Additional risks and uncertainties are described on pages 118 to 123 of our 2005 Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed September 28, 2005 with the securities regulatory authorities in Canada and the United States, which is available on SEDAR and EDGAR. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946